Mail Stop 4561

May 2, 2006

By U.S. Mail

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan 48502

> **Re:**   **Citizens Banking Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **File No. 000-10535**

Dear Mr. Christy:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant